Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Melissa Napier	Sara Matheu
(847) 720-2767	(847) 720-2392
Melissa.Napier@usfoods.com	Sara.Matheu@usfoods.com

US Foods to Acquire Smart Foodservice Warehouse Stores
Accelerates Growth with Independent Restaurant Customers Through Expanding Cash and Carry Channel
Expected to be Immediately Accretive to Adjusted Diluted EPS and Drive Accelerated Topline Growth

ROSEMONT, Ill., Mar. 6, 2020 – US Foods Holding Corp. (NYSE: USFD)(“US Foods”) today announced that it has entered into a definitive agreement to acquire Smart Foodservice Warehouse Stores (“Smart Foodservice”) from funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the “Apollo Funds”) for $970 million in cash.

Smart Foodservice operates 70 small-format cash and carry stores across California, Washington, Oregon, Idaho, Nevada, Utah and Montana that serve small and mid-sized restaurants and other food business customers with a broad assortment of products. Founded in 1955 and headquartered in the greater Portland, Oregon area, Smart Foodservice employs approximately 900 associates. Smart Foodservice had 2019 revenues of approximately $1.1 billion and approximately $85 million in Adjusted EBITDA (including standalone cost estimates).

“As we continue to expand our multi-channel strategy, we know customers, particularly independent restaurants, increasingly use cash and carry as a convenient, cost-effective purchasing option,” said US Foods chairman and CEO Pietro Satriano. “With an established footprint and a consistent record of profitable growth, Smart Foodservice will complement our CHEF’STORE cash and carry model and provide a platform to significantly accelerate our presence in this attractive, growing channel.”

Derek Jones, President of Smart Foodservice, commented, “The management team at Smart Foodservice very much looks forward to working with the team at US Foods in accelerating our growth in the attractive cash and carry foodservice market. US Foods is an ideal partner for Smart Foodservice and we are excited about the synergistic and strategic benefits of the combination.”

Andrew Jhawar, Senior Partner of Apollo and Head of the Consumer & Retail industry group, added, “We are pleased that Smart Foodservice will be able to thrive with a strong complementary partner in US Foods.  We would like to thank Derek Jones and all of the employees at Smart Foodservice for their dedication in building a highly differentiated business in the cash and carry industry, and we know the company will be in great hands with its new owners.”

Compelling Strategic and Financial Benefits

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Cash and carry is a large, attractive and growing channel of the food service industry: The $17 billion cash and carry channel of the foodservice industry is growing at 4-5% annually. This channel is especially relevant with small and mid-sized independent restaurants seeking a convenient, cost effective purchasing option.

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Cash and carry accelerates profitable growth with independent restaurants: Cash and carry provides opportunities to reach new customers who prefer a self-serve model and offers an additional channel for growth with existing customers. US Foods sees higher case volume growth with customers who place delivered orders and purchase through existing CHEF’STORE cash and carry locations.

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Smart Foodservice is a proven model that provides significant expansion opportunities: Smart Foodservice brings a strong record of profitable growth and US Foods is well positioned to continue to expand its small store model into new markets. This acquisition will complement the company’s existing CHEF’STORE cash and carry model.

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Immediately accretive to Adjusted Diluted EPS: The transaction is expected to be accretive to Adjusted Diluted EPS in the first year post close, growing to be mid-single digit accretive as synergies are realized.

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Attractive synergy opportunity: US Foods expects to achieve approximately $20 million in annual run-rate cost synergies by 2024, primarily through purchasing efficiencies and expansion of private brand products.

Acquisition Details
The transaction announced today excludes the Smart & Final retail grocery business, which was separated from Smart Foodservice prior to the execution of the definitive agreement.

US Foods will finance the acquisition primarily with $700 million in fully committed financing from Citigroup and Bank of America and will fund the balance of the purchase price through its existing liquidity resources. At the closing of the acquisition, US Foods’ pro forma net leverage is expected to be approximately 4.0x reducing to approximately 3.0x by the end of fiscal 2021. After closing, Smart Foodservice will operate as a separate operating unit within US Foods, with minimal integration required. As a result, this transaction is not expected to have any material impact on the ongoing integration of the Food Group business, which remains on track.

The acquisition is subject to regulatory approval and other customary closing conditions.

A short presentation with additional information about the acquisition can be found in the Investor Relations section of our website at https://ir.usfoods.com.

About US Foods
US Foods is one of America’s great food companies and a leading foodservice distributor, partnering with approximately 300,000 restaurants and foodservice operators to help their businesses succeed. With 28,000 associates and more than 70 locations, US Foods provides its customers with a broad and innovative food offering and a comprehensive suite of e-commerce, technology and business solutions. US Foods is headquartered in Rosemont, Ill., and generates more than $28 billion in annual revenue. Visit www.usfoods.com to learn more.

About Smart Foodservice Warehouse Stores
Smart Foodservice Warehouse Stores is a chain of warehouse-format stores catering to the foodservice industry and is based in Portland, Oregon. For over 65 years, the company has offered a wide-range of larger quantity products in a convenient one-stop shop. As of the time of release, the Company operated 70 warehouse stores in Oregon, Washington, California, Idaho, Nevada, Utah, and Montana. For more information, please visit the Smart Foodservice website at www.smartfoodservice.com.

About Apollo
Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, San Diego, Houston, Bethesda, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong, Shanghai and Tokyo. Apollo had assets under management of approximately $331 billion as of December 31, 2019 in credit, private equity and real assets funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit www.apollo.com.

Forward-Looking Statements
Information set forth in this press release, including financial estimates and statements as to the completion and effects of the proposed transaction with Smart Foodservice, are “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition, including financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts, and are based upon the current beliefs and expectations of US Foods and Smart Foodservice and are subject to significant risks and uncertainties which are beyond the control of US Foods. Among the risks and uncertainties that could cause actual results to differ from those expressed in the forward-looking statements are: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement, (2) the risk that the necessary regulatory approvals may not be obtained as a result of conditions that are not anticipated, (3) risks that any of the closing conditions to the acquisition may not be satisfied in a timely manner, (4) failure to realize the benefits of the acquisition and (5) the effect of the announcement of the acquisition on the ability of Smart Foodservice to retain customers and retain and hire key personnel and maintain relationships with suppliers, and on their operating results and businesses generally. Discussion of additional risks and uncertainties are included in the sections entitled “Risk Factors” and “Forward-Looking Statements” in the Annual Report of US Foods on Form 10-K for the fiscal year ended December 28, 2019, which was filed with the Securities and Exchange Commission on February 13, 2020. The forward-looking statements contained in this press release speak only as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements.